1. Name and Address of Reporting Person
   Batinovich, Robert
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive O
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Preferred Stock                    08/01/2001 J <F1>        18          A      $0.0000    6732 <F2>        I           via
                                                                               <F1>                                    Glenborough
                                                                                                                       Partners
Common Stock                       08/01/2001 J <F1>        78          A      $0.0000    29282 <F2>       I           via
                                                                               <F1>                                    Glenborough
                                                                                                                       Partners
Common Stock                       08/01/2001 J <F3>        1           A      $0.0000    542 <F4>         I           via
                                                                               <F3>                                    Daughter/Glen
                                                                                                                       borough
                                                                                                                       Partners

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
OP Units       $0 <F5>  08/01/2001 J <F1>    352          <F5>       <F5>      Common  352      $0.0000    131510   I       via
                                                                               Stock            <F1>       <F2>             Glenboro
                                                                                                                            ugh
                                                                                                                            Partners
OP Units       $0 <F6>  08/01/2001 J <F3>    7            <F6>       <F6>      Common  7        $0.0000    2437     I       via
                                                                               Stock            <F3>       <F4>             Daughter
                                                                                                                            /Glenbor
                                                                                                                            ough
                                                                                                                            Partners

Explanation of Responses:

<F1>
Glenborough Partners, a partnership in which the reporting person holds an interest, owns securities of the Issuer. The securities acquired by the reporting person are attributable to an increase in the reporting person's interest in Glenborough Partners, as a result of a redemption by Glenborough Partners of a portion of its outstanding partnership interests. No consideration was paid by the reporting person in connection with such redemption.
<F2>
Glenborough Partners is a partnership in which the reporting person holds an interest. Represents the reporting person's beneficial interest in securities of the Issuer held or acquired (or disposed of, as the case may be) by Glenborough Partners. No consideration was paid (or received, as the case may be) by the reporting person in connection with such acquisition (or disposition, as the case may be).
<F3>
The securities indirectly acquired by the Angela Batinovich Trust are attributable to an increase in the Angela Batinovich Trust's proportionate interest in Glenborough Partners as a result of a redemption by Glenborough partners of a portion of its outstanding limited partnership interests. No consideration was paid by the Angela Batinovich Trust or by the reporting person in connection with such redemption.
<F4>
The reporting person's daughter, Angela Batinovich, is the sole beneficiary of a trust in which the trustee is an independent third party ("Angela Batinovich Trust"). These securities were beneficially acquired (or disposed of, as the case may be) by the Angela Batinovich Trust by virtue of its limited partnership interest in Glenborough Partners which acquired (or disposed of, as the case may be) the securities. The reporting person disclaims beneficial ownership of the securities. No consideration was paid (or received, as the case may be) by the Angela Batinovich Trust or by the reporting person in connection with such acquisition (or disposition, as the case may be).
<F5>
Represents the reporting person's portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners (a partnerhip in which the reporting person holds an interest), if Glenborough Partners exercises its option to redeem ("Redemption Rights") certain operating partnership units ("OP Units") in Glenborough Properties, L.P. (the "Operating Partnership"), and the Issuer, as general partner of the Operating Partnership, in turn elects to acquire such OP Units in exchange for shares sof the Issuer's common stock, rather than for cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. Beneficial ownership of Glenborough Partners' OP Units is indirectly attributable to the reporting person by virtue of the reporting person's partnership interest in Glenborough Partners. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership.
<F6>
The reporting person's daughter, Angela Batinovich, is the sole beneficiary of a trust in which the trustee is an independent third party ("Angela Batinovich Trust"). The Angela Batinovich Trust owns a partnership interest in Glenborough Partners. This entry represents the Angela Batinovich Trust's portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners if Glenborough Partners exercises the Redemption Rights and the Issuer, as general partner of the Operating Partnership, in turn elects to redeem the OP Units with shares of Issuer's common stock rather than with cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership. The reporting person disclaims beneficial ownership of such shares.

SIGNATURE OF REPORTING PERSON
/s/ Robert Batinovich

DATE
08/15/2001